Mail Stop 4720

November 9, 2009

Mr. Douglas P. Ahlers
President
Versailles Financial Corp.
27 East Main Street
Versailles, Ohio 45380

Re: Versailles Financial Corp.
   Amendment number 1 on Form S-1
   Filed November 3, 2009
   File Number 333-161968

Dear Mr. Ahlers:

   We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

   We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

How We Determined the Offering Range, page 4

1.   The first full sentence on page 6 appears to be at odds with the statement in the first full paragraph that "primary emphasis has been placed on the price-to-book value method." Please revise as appropriate.

2.   In the table on page 6 you reference price-to-tangible book value ratio, but in the next paragraph you refer to the price-to-assets method. Please revise to use consistent terms. Also, please explain what you mean by "market of the issue" and consider breaking this paragraph into several, shorter paragraphs.

3.   We note your response to comment 5 in our letter dated October 14, 2009. Please revise to include a brief discussion of the reasons for each of the adjustments to your pro forma market value discussed and determined in the appraisal.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3469.

                                Sincerely,

                                Justin Dobbie
                                Attorney Advisor

By fax : Richard S. Garabedian
         Fax number 202-362-2902